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FORM X-17A-5
PART III

SEC FILE NUMBER
8-49727

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fortune Financial Services INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3582 Brodhead Road, Suite 202
(No. and Street)

Monaca	PA	15061
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mitch Whitenack 724-846-2488
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lally and Company
(Name – *if individual, state last, first, middle name*)

5700 Corporate Drive, Suite 800	Pittsburgh	PA	15237-5851
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mitch Whitenack, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fortune Financial Services, Inc., as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Financial and Operations Principal
Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
Stacie L. Weckerly, Notary Public
Center Twp., Beaver County
My Commission Expires July 27, 2019
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Fortune Financial Services, Inc.

Monaca, Pennsylvania

December 31, 2016

Fortune Financial Services, Inc.

TABLE OF CONTENTS

PAGE

Lally&Co.
CPAs and Business Advisors

Lally & Co., LLC
5700 Corporate Drive, Suite 800
Pittsburgh, Pennsylvania 15237-5851

412.367.8190 office
412.366.3111 fax
www.lallycpas.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Fortune Financial Services, Inc.
Monaca, Pennsylvania

We have audited the accompanying statement of financial condition of **Fortune Financial Services, Inc.** ("Company") as of December 31, 2016 and the related statements of income, changes in stockholders' equity, and cash flows for the year ended December 31, 2016, and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2016, and the results of its operations and its cash flows for the year ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.

Lally & Co., LLC

Pittsburgh, Pennsylvania
February 22, 2017

Fortune Financial Services, Inc.
Statement of Financial Condition
December 31, 2016

ASSETS		
Cash	$	871,913
Cash in centralized registration depository account		1,807
Commissions receivable		964,314
Equipment		166,610
Accumulated depreciation		(115,310)
TOTAL ASSETS	$	1,889,334
LIABILITIES AND STOCKHOLDERS' EQUITY		
Accounts payable	$	116,753
Accrued expenses		9,000
Commissions payable		828,698
Unearned Assessments		204,061
Withholding taxes payable		11,986
TOTAL LIABILITIES		1,170,498
STOCKHOLDERS' EQUITY		
Common stock ($1 Par Value, 100 Shares Authorized, Issued and Outstanding)		100
Additional paid-in capital		46,747
Retained earnings		671,989
TOTAL STOCKHOLDERS' EQUITY		718,836
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	1,889,334

Fortune Financial Services, Inc.
Statement of Income
For the Year Ended December 31, 2016

REVENUES	
Commissions	$ 11,696,792
Other income	625,018
TOTAL REVENUES	12,321,810
EXPENSES	
Commissions and fees	9,926,624
Licenses	161,553
Salaries and related taxes	759,513
Depreciation	20,599
Occupancy	61,907
Communications	144,796
Other expenses	828,629
TOTAL EXPENSES	11,903,621
NET INCOME	$ 418,189

Fortune Financial Services, Inc.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2016

	Common Stock		Paid-in	Retained	Total Stockholders'
	Shares	Par Value	Capital	Earnings	Equity
Balance January 1, 2016	100	$ 100	$ 46,747	$ 853,800	$ 900,647
Distributions to stockholders	-	-	-	(600,000)	(600,000)
Net income	-	-	-	418,189	418,189
Balance at December 31, 2016	100	$ 100	$ 46,747	$ 671,989	$ 718,836

Fortune Financial Services, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	418,189
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation expense		20,599
Changes in assets/liabilities:		
(Increase) Decrease in commissions receivable		289,686
Increase (Decrease) in accounts payable and accrued expenses		104,652
Increase (Decrease) in commissions payable		(208,221)
Increase (Decrease) in withholding taxes payable		9,230
NET CASH PROVIDED BY OPERATING ACTIVITIES		634,135
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions to Shareholders		(600,000)
Principal payments on note agreements		(10,500)
NET CASH USED FOR FINANCING ACTIVITIES		(610,500)
NET INCREASE IN CASH		23,635
CASH AT BEGINNING OF YEAR		850,085
CASH AT END OF YEAR	$	873,720
SUPPLEMENTAL DISCLOSURE		
Cash paid for interest	$	-

Note 1 - Summary of Significant Accounting Policies

This summary of significant accounting policies of Fortune Financial Services, Inc. (the "Company") is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity.

Description of Business

The Company is a non-introducing broker registered with the Securities and Exchange Commission (SEC) and is registered with Financial Industry Regulatory Authority (FINRA). The Company is engaged in the sale of mutual funds, variable annuities, and life insurance policies.

Basis of Presentation

The financial statements have been prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as promulgated by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. At December 31, 2016, the Company did not have any cash equivalents.

Revenue Recognition

Revenues are recognized in the periods in which the related services are performed provided that persuasive evidence of an arrangement exists, the fee is fixed or determinable, and collectability is reasonably assured.

Commission revenue represents gross commissions generated by our advisors for their clients' purchases and sales of securities and various other financial products such as mutual funds, variable annuities, and life insurance policies. We generate two types of commission revenue: front-end sales commissions that occur at the point of sale as well as trailing commissions for which we provide ongoing support, awareness, and education to clients.

We recognize front-end sales commissions as revenue on a trade-date basis, which is when our performance obligations in generating the commissions have been substantially completed. We earn commissions on a significant volume of transactions that are placed by our advisors directly with product sponsors, particularly with regard to mutual fund, 529 plan, and variable annuity and insurance products. As a result, management must estimate a portion of its commission revenues earned from clients for purchases and sales of these products for each accounting period for which the proceeds have not yet been received. These estimates are based on the amount of commissions earned from transactions relating to these products in prior periods.

Note 1 - Summary of Significant Accounting Policies (continued)

Commission revenue includes mutual fund, 529 plan, and variable product trailing fees, which are recurring in nature. These trailing fees are earned by us, based on a percentage of the current market value of clients' investment holdings in trail-eligible assets, and recognized over the period during which services are performed. Because trail commission revenues are generally paid in arrears, management estimates the majority of trail commission revenues earned during each period. These estimates are based on a number of factors including market levels and the amount of trail commission revenues received in prior periods.

A substantial portion of our commission revenue is ultimately paid to our advisors. We record an estimate for commissions payable based upon payout ratios for each product for which we have accrued commission revenue. Such amounts are recorded by us as commission expense.

Property, Equipment, and Depreciation

Property and equipment are carried at cost. Depreciation is provided using the straight line method over the estimated useful lives. Expenditures for maintenance and repairs are charged to expense as incurred.

Unearned Assessments

Unearned assessments represent fees that have been paid to the Company by their registered representatives but have not yet been earned by the Company. When earned, amounts are included in other income on the statement of income.

Advertising

The Company expenses advertising costs as they are incurred. The total advertising cost for the year ended December 31, 2016 was $18,548.

Income Taxes

The Company is organized and operated under Subchapter S of the Internal Revenue Code. In lieu of corporate income taxes, the shareholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements at December 31, 2016.

As of December 31, 2016, the Company's income tax returns for years 2015, 2014, and 2013 may be subject to examination by the IRS, which normally may be subject to an examination within three (3) years after the returns are filed.

Concentration of Risk

The Company maintains interest-bearing cash deposits at a bank that is insured by the Federal Deposit Insurance Corporation up to $250,000. At December 31, 2016, the Company had cash in excess of the insurance limits in the amount of $621,892.

Note 1 - Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Note 2 – Operating Lease

The Company leases office space under an operating lease with a related party, which has expired. As such, the Company and the related party have agreed to continue the lease on a month to month basis with monthly payments of $5,000. For the year ended December 31, 2016, rent expense related to this lease was $60,000 and is included in the occupancy expenses on the statement of income. Total rent expense for the year was $61,907.

Note 3 – Note Payable

On October 29, 2015, the Company entered into an agreement with Fidelity & Guaranty Life Insurance Company to repay commissions received in prior years totaling $12,000. This entire amount was reported as an expense in the statement of income in 2015. The Company agreed that the balance would be repaid in 24 monthly payments of $500 with no interest. The Company paid $10,500 during 2016 to fully satisfy the balance of this note.

Note 4 – Retirement Savings Plan

The Company has adopted a 401(k) retirement plan for employees. Employees are eligible to participate if they have attained the age of 21, and are credited with one year of service. The Company matches employee contributions discretionarily. Retirement plan expense for the year ended December 31, 2016 was $22,889. These expenses are included in the other expenses on the statements of income.

Note 5 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1) which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital shall not exceed certain limits. As of December 31, 2016, the Company had net capital of $489,689 in excess of its required net capital of $78,033. The Company's ratio of aggregate indebtedness to net capital was 2.06 to 1.

Note 6 – Statement of Changes in Subordinated Borrowings

The Company had no subordinated borrowings at any time during the year ended December 31, 2016; therefore, a Statement of Changes in Liabilities Subordinated to Claims of Creditors has not been included in these financial statements.

Note 7 – Contingencies

The Company is subject from time to time to certain claims and litigations in the ordinary course of business. It is the opinion of the Company's management that the outcome of such matters will not have a material adverse effect on the financial position or results of operations of the Company.

Note 8 – Supplemental Schedules Required Under Rule 15c3-3

The Company claims exemption k (1) from rule 15c3-3 of the Securities and Exchange Commission as a limited business engaged in the sale of mutual funds and variable annuities. The Company does not carry securities for customers or perform custodial functions relating to customer securities; therefore, the following schedules required under rule 15c3-3 of the Securities and Exchange Commission have not been included in these financial statements: Schedule II – Computation for Determination of Reserve Requirements under Rule 15c3-3, Schedule III – Information Relating to Possession or Control Requirements Under Rule 15c3-3, and Schedule IV – Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodities Futures and Options Accounts.

Note 9 – Subsequent Events

The Company has evaluated subsequent events in accordance with Accounting Standards Codification Topic 855, Subsequent Events, through February 22, 2017, which is the date the financial statements were available to be issued.

Lally & Co.
CPAs and Business Advisors

Lally & Co., LLC
5700 Corporate Drive, Suite 800
Pittsburgh, Pennsylvania 15237-5851

412.367.8190 office
412.366.3111 fax
www.lallycpas.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Fortune Financial Services, Inc.
Pittsburgh, Pennsylvania

We have audited the financial statements of **Fortune Financial Services, Inc.** as of and for the year ended December 31, 2016, and have issued our report thereon February 22, 2017, which contained an unmodified opinion on those financial statements. Our audit was performed for the purpose of forming an opinion on the financial statements as a whole.

The following supplemental information has been subjected to audit procedures performed in conjunction with the audit of **Fortune Financial Services, Inc.'s** financial statements. The supplemental information is the responsibility of **Fortune Financial Services, Inc.'s** management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Lally & Co., LLC

Pittsburgh, Pennsylvania
February 22, 2017

Fortune Financial Services, Inc.
Schedule I
Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2016

	Original Focus Report	Adjustments	Audited Financial Statements
Net Capital			
Total Stockholders' Equity	$ 718,836	$ -	$ 718,836
Deductions and /or Charges:			
Non-allowable assets:			
Petty cash	21		21
CRD account	1,807		1,807
Net commissions receivable	97,986		97,986
Equipment net	51,300		51,300
Total non-allowable assets	151,114		151,114
Net Capital	$ 567,722		$ 567,722
Aggregate Indebtedness	$ 1,170,498		$ 1,170,498
Computation of Basic Net Capital Requirement			
Minimum Net Capital Required	$ 78,033		$ 78,033
($5,000 or 6 2/3% of Aggregate indebtedness)			
Excess Net Capital (Net Capital minus Minimum net capital)	$ 489,689		$ 489,689
Excess Net Capital at 100%	$ 450,672		$ 450,672
(Net capital minus 10% of Total aggregate indebtedness)			
Ratio: Aggregate Indebtedness to Net Capital	206%		206%

See Accompanying Notes and Independent Auditor's Report

Fortune Financial Services, Inc.
Schedule II
Computation for Determination of Reserve Requirements under
Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2016

Exemptive Provisions

The Company has claimed an exemption from Rule 15c3-3 under section (k)(1).

Fortune Financial Services, Inc.
Schedule III
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2016

Exemptive Provisions

The Company has claimed an exemption from Rule 15c3-3 under section (k)(1).

Fortune Financial Services, Inc.
Schedule IV
Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodities Futures and Options Accounts
December 31, 2016

Exemptive Provisions

The Company has claimed an exemption from Rule 15c3-3 under section (k)(1).

FORTUNE
Financial Services, Inc.
Member FINRA/SIPC

Exemption Report – SEC Rule 17a-5(d)(4)

For the period covering January 1, 2016 to December 31, 2016

I, Mitch Whitenack, FinOP of Fortune Financial Services, Inc. hereby state that we met the broker dealer identified exception provisions pursuant to the US Securities Exchange Act of 1934 Rule 17a-5, 17CFR 240.17a-5 of the US Securities and Exchange Commission throughout the fiscal period covering January 1, 2016 through December 31, 2016.

Fortune Financial Services, Inc. claims exemption based on Regulation 240.15c3-3 under (k)(1). We are limited to the sale and redemption of redeemable securities of registered investment companies or of interests or participations in an insurance company separate account, whether or not registered as an investment company.

There were no exceptions noted during the period January 1, 2016 to December 31, 2016.

Thank you for your oversight,

Mitch Whitenack
Financial and Operations Principal
Fortune Financial Services

FORTUNE FINANCIAL SERVICES, INC.

REPORT ON MANAGEMENT'S STATEMENTS IN THE EXEMPTION REPORT

DECEMBER 31, 2016

Lally & Co.

CPAs and Business Advisors

FORTUNE FINANCIAL SERVICES, INC.
REPORT ON MANAGEMENT'S STATEMENTS IN THE EXEMPTION REPORT
DECEMBER 31, 2016

CONTENTS

Lally & Co.
CPAs and Business Advisors

Lally & Co., LLC
5700 Corporate Drive, Suite 800
Pittsburgh, Pennsylvania 15237-5851

412.367.8190 *office*
412.366.3111 *fax*
www.lallycpas.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Fortune Financial Services, Inc.
Monaca, Pennsylvania

We have reviewed management's statements included in the accompanying Exemption Report, in which (1) **Fortune Financial Services, Inc.** identified the following provisions of 17 C.F.R. §15c3-3(k) under which **Fortune Financial Services, Inc.** claimed an exemption from 17 C.F.R. § 240.15c3-3: (the "exemption provisions") and (2) **Fortune Financial Services, Inc.** stated that **Fortune Financial Services, Inc.** met the identified exemption provisions throughout the most recent fiscal year as described in its exemption report. **Fortune Financial Services, Inc.'s** management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about **Fortune Financial Services, Inc.'s** compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Lally & Co., LLC

Pittsburgh, Pennsylvania
February 22, 2017

SCHEDULE I

EXEMPTION REPORT

Fortune Financial Services, Inc.
Member FINRA/SIPC

Exemption Report – SEC Rule 17a-5(d)(4)

For the period covering January 1, 2016 to December 31, 2016

I, Mitch Whitenack, FinOP of Fortune Financial Services, Inc. hereby state that we met the broker dealer identified exception provisions pursuant to the US Securities Exchange Act of 1934 Rule 17a-5, 17CFR 240.17a-5 of the US Securities and Exchange Commission throughout the fiscal period covering January 1, 2016 through December 31, 2016.

Fortune Financial Services, Inc. claims exemption based on Regulation 240.15c3-3 under (k)(1). We are limited to the sale and redemption of redeemable securities of registered investment companies or of interests or participations in an insurance company separate account, whether or not registered as an investment company.

There were no exceptions noted during the period January 1, 2016 to December 31, 2016.

Thank you for your oversight,

Mitch Whitenack
Financial and Operations Principal
Fortune Financial Services

FORTUNE FINANCIAL SERVICES, INC.

**REPORT ON APPLYING AGREED-UPON PROCEDURES
TO
SIPC GENERAL ASSESSMENT RECONCILIATION**

DECEMBER 31, 2016

Lally & Co.

CPAs and Business Advisors

FORTUNE FINANCIAL SERVICES, INC.
REPORT ON APPLYING AGREED-UPON PROCEDURES
TO
SIPC GENERAL ASSESSMENT RECONCILIATION
DECEMBER 31, 2016

CONTENTS

Agreed-Upon Procedures Report

Exhibit

Lally & Co.
CPAs and Business Advisors

Lally & Co., LLC
5700 Corporate Drive, Suite 800
Pittsburgh, Pennsylvania 15237-5851

412.367.8190 *office*
412.366.3111 *fax*
www.lallycpas.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED UPON PROCEDURES

To the Board of Directors
Fortune Financial Services, Inc.
Pittsburgh, Pennsylvania

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by **Fortune Financial Services, Inc.** and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of **Fortune Financial Services, Inc.** ("Company") for the year ended December 31, 2016, solely to assist you and SIPC in evaluating **Fortune Financial Services, Inc.'s** compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2016, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2016 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Lally & Co., LLC

Pittsburgh, Pennsylvania
February 22, 2017

SCHEDULE I

GENERAL ASSESSMENT RECONCILIATION, FORM SIPC-7

14*14*******1621*********************MIXED AADC 220
49727 FINRA DEC
FORTUNE FINANCIAL SERVICES INC
3582 BRODHEAD RD STE 202
MONACA PA 15061-3142

55

31

7-28-16

0

24

0

24

X

24

Fortune Financial Services, Inc.

Financial and Operations Principal

4th February 17

	12,321,810
	0
	12,299,731
Miscellaneous- $260 (This was an FYE adjustment made due to payroll correction)	260
	0
	12,299,991
	21,819
	55